FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |_____________________|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(h) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person

         SWISS REINSURANCE COMPANY
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       (Last)                      (First)                    (Middle)

         50/60 Mythenquai
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                                  (Street)

         Ch-8022 Zurich, Switzerland
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
         PartnerRe Ltd. (PRE)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Day/Year
     November 14, 2002
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5.  If Amendment, Date of Original (Month/Day/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [X ] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)

     -----------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [  ] Form filed by One Reporting Person
    [X ] Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
         Common Stock, par value $1.00 per share
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2.  Transaction Date (Month/Day/Year)
         11/14/02
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2A. Deemed Execution Date, if any (Month/Day/Year)

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3.  Transaction Code (Instr. 8)
         S
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Price:

    5,458,228 shares by SwissRe Capital Management (Bermuda) Ltd. and 541,772 shares by European Reinsurance Company of Zurich, each a wholly owned subsidiary of Swiss Reinsurance Company, at a price of $46.3995 per share. (D)
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5.  Amount of Securities Beneficially Owned Following Reported Transaction(s)
    (Instr. 3 and 4)

         a.     As to Swiss Reinsurance Company, 8,611,969 shares

         b. As to SwissRe Capital Management (Bermuda) Ltd., a wholly owned subsidiary of Swiss Reinsurance Company, 8,515,969 shares

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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

         a.     (D)

         b.     (D)

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.  Title of Derivative Security (Instr. 3)

         a. Class B Warrants
         b. Class B Warrants
         c. Options (Right to Buy)
         d. Options (Right to Buy)
         e. Options (Right to Buy)
         f. Options (Right to Buy)
         g. Options (Right to Buy)
         h. Options (Right to Buy)
         i. Options (Right to Buy)
         j. Options (Right to Buy)
         k. Options (Right to Buy)
         l. Options (Right to Buy)
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2.  Conversion or Exercise Price of Derivative Security
         a. $17/sh
         b. $17/sh
         c. $20/sh
         d. $19.38/sh
         e. $24/sh
         f. $29.09/sh
         g. $31.84/sh
         h. $50.36/sh
         i. $40.12/sh
         j. $37.17/sh
         k. $51.95/sh
         l. $51.83/sh
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3.  Transaction Date (Month/Day/Year)

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3A. Deemed Execution Date, if any (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)
         a. 11/4/97 - 11/4/07
         b. 11/10/97 - 11/10/04
         c. 10/27/93 - 10/27/03
         d. 5/04/94 - 5/04/04
         e. 5/08/95 - 5/08/05
         f. 5/02/96 - 5/02/06
         g. 6/06/97 - 6/06/07
         h. 5/12/98 - 5/12/08
         i. 5/14/99 - 5/14/09
         j. 5/19/00 - 5/19/10
         k. 5/22/01 - 5/22/11
         l. 5/21/02 - 5/21/12
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
         a. 612,873 shares of Common Stock
         b. 65,000 shares of Common Stock
         c. 20,000 shares of Common Stock
         d. 6,000 shares of Common Stock
         e. 6,000 shares of Common Stock
         f. 6,000 shares of Common Stock
         g. 6,000 shares of Common Stock
         h. 12,000 shares of Common Stock
         i. 16,000 shares of Common Stock
         j. 8,000 shares of Common Stock
         k. 8,000 shares of Common Stock
         l. 8,000 shares of Common Stock
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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 4)
         a. 612,873
         b. 65,000
         c. 20,000
         d. 6,000
         e. 6,000
         f. 6,000
         g. 6,000
         h. 12,000
         i. 16,000
         j. 8,000
         k. 8,000
         l. 8,000
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10. Ownership Form of Derivative Securities Beneficially Owned at End
    Of Month
    (Instr. 4)
         a. (D)
         b. (D)
         c. (D)
         d. (D)
         e. (D)
         f. (D)
         g. (D)
         h. (D)
         i. (D)
         j. (D)
         k. (D)
         l. (D)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:




     SWISS REINSURANCE COMPANY
     By:

     /s/ Markus U. Diethelm                           November 18, 2002
     ------------------------------------             --------------------
     Name:  Markus U. Diethelm                        Date
     Title: Member of Senior
            Management


     /s/ Andre Pfanner                                November 18, 2002
     ------------------------------------             --------------------
     Name:  Andre Pfanner                             Date
     Title: Member of Senior
            Management


     SWISSRE CAPITAL MANAGEMENT (BERMUDA) LTD.
     By:

     /s/ Stefan Schroeder                             November 18, 2002
     ------------------------------------             --------------------
     Name:  Stefan Schroeder                          Date
     Title: Chief Executive Officer


     /s/ Thomas V. Coffey                             November 18, 2002
     ------------------------------------             --------------------
     Name:   Thomas V. Coffey                         Date
     Title:  Member of Management



_____________________
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

    * If the Form is filed by more than one reporting person, see, Instruction 4(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

Exhibit A

Additional Reporting Person:

SwissRe Capital Management (Bermuda) Ltd. The address of such person is Mintflower Place, 8 Par-la-Ville Road, Hamilton HM GX, Bermuda.